August 31, 2009

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective Pacific Rim 30 Fund, Jackson Perspective European 30 Fund, Jackson Perspective S&P 4 Fund, and Jackson Perspective VIP Fund series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Stock Index Fund, JNL/Mellon Capital Management S&P 400 Mid Cap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund series’ within the JNL Variable Fund LLC (collectively, the Funds) compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of May 31, 2009, and from December 31, 2008 (the date of our last examination), through May 31, 2009, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.

Management believes that, as of May 31, 2009, and from December 31, 2008, through May 31, 2009, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective Pacific Rim 30 Fund, Jackson Perspective European 30 Fund, Jackson Perspective S&P 4 Fund, and Jackson Perspective VIP Fund series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Stock Index Fund, JNL/Mellon Capital Management S&P 400 Mid Cap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund series’ within the JNL Variable Fund LLC (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2009, and from December 31, 2008 (the date of our last examination) through May 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2009, and from December 31, 2008 through May 31, 2009, with respect to securities reflected in the investment accounts of the Funds.

JNL Investors Series Trust

JNL Series Trust

JNL Variable Fund LLC

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Series Trust

JNL Investors Series Trust

Board of Managers

JNL Variable Fund LLC:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective Pacific Rim 30 Fund, Jackson Perspective European 30 Fund, Jackson Perspective S&P 4 Fund, and Jackson Perspective VIP Fund series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Stock Index Fund, JNL/Mellon Capital Management S&P 400 Mid Cap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund series’ within the JNL Variable Fund LLC (collectively, the Funds), complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2009, and during the period from December 31, 2008 (the date of our last examination) through May 31, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2009 and for the period December 31, 2008 through May 31, 2009 with respect to securities transactions:

1)	Examination of BNY Mellon’s (the Custodian) security position reconciliations for a sample of securities held by sub-custodians and in book entry form;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of May 31, 2009, and verification of reconciling items;

5)	Agreement of cash management movement relating to pending trade activity for the Funds as of May 31, 2009, to the Custodian’s records;

6)

Agreement of trade tickets for 45 purchases and sales transactions from the period December 31, 2008 through May 31, 2009 to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7)

We reviewed the BNY Mellon Asset Servicing Type II SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness (the SAS 70 Report) for the period from January 1, 2008 to December 31, 2008, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and,

8)	We inquired the custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately through May 31, 2009.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2009, and for the period December 31, 2008 through May 31, 2009 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Board of Managers of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

September 8, 2009

August 31, 2009

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to the Jackson Perspective 10 x 10 Fund series’ within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, and the JNL Institutional Alt 65 Fund series’ within the JNL Series Trust (collectively, the Funds) compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of May 31, 2009, and from December 31, 2008 (the date of our last examination) through May 31, 2009 with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of May 31, 2009, and from December 31, 2008 through May 31, 2009 the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 10 x 10 Fund series’ within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, and the JNL Institutional Alt 65 Fund series’ within the JNL Series Trust (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2009, and from December 31, 2008 (the date of our last examination) through May 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2009, and from December 31, 2008 through May 31, 2009, with respect to securities reflected in the investment accounts of the Funds.

JNL Investors Series Trust

JNL Series Trust

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Series Trust

JNL Investors Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 10 x 10 Fund series’ within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, and the JNL Institutional Alt 65 Fund series’ within the JNL Series Trust (collectively, the Funds), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2009, and from December 31, 2008 (the date of our last examination), through May 31, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2009, and with respect to securities transactions, for the period from December 31, 2008, through May 31, 2009:

•	Reconciliation of all such securities from the books and records of the Funds to the transfer agent;

•	Testing of 25 selected security and capital transactions during the period;

•	Reconciliation of a sample of the Funds’ investments to the transfer agent shareholder records of the direct funds;

•	Examination of underlying transfer agent and custodian documentation of all securities, if any, purchased but not received; and

•	Confirmation of all investments, if any, hypothecated or placed in escrow with the transfer agent as of May 31, 2009.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2009, and during the period from December 31, 2008, through May 31, 2009 is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

September 8, 2009